Exhibit 99.2

EFUTURE INFORMATION TECHNOLOGY INC.		CONTROL ID:
REQUEST ID:

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS for the Annual Meeting of Shareholders
	DATE:	December 30, 2013
	TIME:	10 A.M.
	LOCATION:	8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China

HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE: Call toll free 1-866-752-8683	FAX: Send this card to 202-521-3464	INTERNET: https://www.iproxydirect.com/EFUT and follow the on-screen instructions.	EMAIL: proxy@iproxydirect.com. Include your Control ID in your email.

This communication represents a notice to access a more complete set of proxy materials available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement is available at: https://www.iproxydirect.com/EFUT

If you want to receive a paper copy of the proxy materials you must request one. There is no charge to you for requesting a copy.  To facilitate timely delivery please make the request, as instructed above, before December 15, 2013.

you may enter your voting instructions at https://www.iproxydirect.com/EFUT until 11:59 pm eastern time December 29, 2013

THE PURPOSES OF THIS MEETING ARE AS FOLLOWS:
1.
1. To elect three (3) Class II directors to serve until the annual meeting of shareholders in 2016 or until their successors are duly elected and qualified.

2. To approve the 2013 Share Incentive Plan adopted by the  board of directors.

3. To ratify the appointment of Grant Thornton China as the Company’s independent registered public accounting firm.

4. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

Pursuant to new Securities and Exchange Commission rules, you are receiving this Notice that the proxy materials for the Annual meeting are available on the Internet. Follow the instructions above to view the materials and vote or request printed copies.

The board of directors has fixed the close of business on November 18, 2013 as the record date for the determination of shareholders entitled to receive notice of the Annual Meeting and to vote the shares of our ordinary shares, par value $.00756 per share, they held on that date at the meeting or any postponement or adjournment of the meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE 'FOR' ALL PROPOSALS ABOVE.

PLEASE NOTE – THIS IS NOT A PROXY CARD - YOU CANNNOT VOTE BY RETURNING THIS CARD

EFUTURE INFORMATION TECHNOLOGY INC. SHAREHOLDER SERVICES 500 Perimeter Park Drive Suite D Morrisville NC 27560	FIRST-CLASS MAIL US POSTAGE PAID CARY NC PERMIT # 869

TIME SENSITIVE SHAREHOLDER INFORMATION ENCLOSED

IMPORTANT SHAREHOLDER INFORMATION

YOUR VOTE IS IMPORTANT